March 17, 2011

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Infinity Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-31141

Ladies and Gentlemen:

On behalf of Infinity Pharmaceuticals, Inc., I am further responding to the supplemental comment in your letter of November 19, 2010 to Adelene Q. Perkins, our President and Chief Executive Officer.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 7 – Loan Commitment Asset, page 74

1.	We acknowledge your response to prior comment one. You indicate that you recorded the offset to the loan commitment asset to additional paid-in-capital because Purdue became a significant related party as a result of the November 2008 Strategic Alliance Agreement. Prior to this agreement, there did not appear to be a related party relationship with Purdue and, ostensibly, the strategic alliance with Purdue was negotiated at arm’s length. In these circumstances, if the only rights and privileges exchanged are represented by the revenue arrangement (i.e., to develop and commercialize products targeting FAAH), the stock, and the access to a below market line of credit, it appears that the deferred revenue would equal the sum of the fair value of the line of credit and the premium paid over the quoted marked price of the stock. Accordingly, it would appear that the amount recorded directly to APIC should have been recorded to deferred revenue. The statement in your response that “had we not negotiated for the line of credit with its favorable terms, we would have sought to capture the value received in the arrangement in some other fashion” appears to support this outcome. Please advise.

U.S. Securities and Exchange Commission

March 17, 2011

Response:

We acknowledge the Staff’s comment and have concluded that the offset to the loan commitment asset should have been recorded to deferred revenue instead of additional paid-in capital. We have restated our financial statements for the years ended December 31, 2009 and 2008 and for the quarters ended March 31, June 30 and September 30, 2010 and 2009 to reflect this change. We reported this restatement on a Form 8-K filed on March 15, 2011. On the same date, we filed amendments to our annual report on Form 10-K for the year ended December 31, 2009 and quarterly reports on Form 10-Q for the applicable interim periods to reflect our restated financial results.

* * *

In connection with our response to your comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

INFINITY PHARMACEUTICALS, INC.

/s/ Christopher M. Lindblom

Christopher M. Lindblom

Vice President and Controller; Principal

Accounting Officer